Exhibit 97.1

Effective August 21, 2019
Revised July 25, 2023

CARVANA CO. CLAWBACK POLICY
Introduction

The Compensation and Nominating Committee (the “Committee”) of the Board of Directors of Carvana Co. (the “Company”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes accountability and that reinforces the Company's pay-for-performance compensation philosophy. Therefore, and in compliance with the requirements of the U.S. Securities and Exchange Commission (the “SEC”) and the New York Stock Exchange (“NYSE”), the Committee has adopted this policy which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the “Policy”).

Administration

This Policy shall be administered by the Committee. Any determinations made by the Committee shall be final and binding on all affected individuals.

Covered Executives

This Policy applies to the Company's current and former “executive officers,” as that term is defined for purposes of Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 303A.14 of the NYSE Listed Company Manual, and such other senior executives or employees who may from time to time be deemed subject to this Policy by the Committee (collectively, the “Covered Executives”). This Policy shall be binding and enforceable against all Covered Executives.

Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (each a “Restatement”), the Committee will reasonably promptly require reimbursement or forfeiture of the Recovery Amount (as defined below) received by any Covered Executive (i) after beginning service as a Covered Executive, (ii) who served as a Covered Executive at any time during the performance period for such Incentive Compensation, and (iii) during the three completed fiscal years immediately preceding the Restatement Date (as defined below), or during any transition period resulting from a change in fiscal year within or immediately following those three completed fiscal years. The “Restatement Date” shall be the earlier of (i) the date that the Board of Directors or the Committee determines that the Company is required to prepare a Restatement; and (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

Incentive Compensation

For purposes of this Policy, “Incentive Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure (as defined below), including but not limited to:

•non-equity incentive plan awards, such as annual bonuses and other short- and long-term cash incentives, that are earned solely or in part by satisfying a Financial Reporting Measure performance goal;
•bonuses paid from a bonus pool, where the size of the pool is determined solely or in part by satisfying a Financial Reporting Measure performance goal;
•other cash awards based on satisfaction of a Financial Reporting Measure performance goal; stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, and performance units that are granted or vest solely or in part based on satisfaction of a Financial Reporting Measure performance goal; and
•proceeds from the sale of shares acquired through an incentive plan that were granted or vested solely or in part based on satisfaction of a Financial Reporting Measure performance goal.

Compensation that would not be considered Incentive Compensation includes, but is not limited to: (a) salaries; (b) bonuses paid solely based on satisfaction of subjective standards, such as demonstrating leadership, and/or completion of a specified employment period; (c) non-equity incentive plan awards earned solely based on satisfaction of strategic or operational measures; (d) wholly time-based equity awards; and (e) discretionary bonuses or other compensation that is not paid from a bonus pool that is determined by satisfying a financial reporting measure performance goal.

“Financial Reporting Measures” are (i) any measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, or any measures that are derived wholly or in part from such measures, such as revenues, EBITDA, or net income, and (ii) stock price and total shareholder return.
Financial reporting measures include, but are not limited to: revenues; net income; operating income; profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover and inventory turnover rates); net assets or net asset value per share; earnings before interest, taxes, depreciation and amortization; funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); cost per employee, where cost is subject to an accounting restatement; any of such financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an accounting restatement; and tax basis income.

Incentive Compensation is deemed received in the Company’s fiscal period during which the applicable Financial Reporting Measure is attained, even if the vesting, payment or grant of the Incentive Compensation occurs after the end of that period.

Excess Incentive Compensation: Amount Subject to Recovery

The amount to be recovered in the event of a Restatement (the “Recovery Amount”) will be the amount of Incentive Compensation received that exceeds the amount of Incentive Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid.

For Incentive Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in a Restatement, the Recovery Amount will be based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive Compensation was received. The Company will maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.

The Committee shall recover any Recovery Amount in accordance with this Policy, unless the Committee has made the determination that such recovery would be impractical due to:

•The direct expense paid to a third party to assist in enforcing this Policy would exceed the Recovery Amount. Before concluding that it would be impracticable to recover the Recovery Amount based on expense of enforcement, the Company must make a reasonable attempt to recover the Recovery Amount, document such reasonable attempt to recover, and provide such documentation to the NYSE.
•Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Method of Recoupment

The Committee will determine, in its sole discretion, the method for recouping any Recovery Amount hereunder which may include, without limitation:

a.requiring reimbursement of cash Incentive Compensation previously paid;

b.seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards granted as Incentive Compensation;

c.offsetting any or all of the Recovery Amount from any compensation otherwise owed by the Company to the Covered Executive;

d.cancelling outstanding vested or unvested equity awards; and/or

e.taking any other remedial and recovery action permitted by law, as determined by the Committee.

Limitation On Recovery; No Additional Payments

The right to recovery will be limited to any Recovery Amount received during the three years prior to the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years. In no event shall the Company be required to award Covered Executives an additional payment if the restated or accurate financial results would have resulted in a higher Incentive-Based Compensation payment.

No Indemnification

The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.

Interpretation

The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and the applicable rules or standards adopted by the SEC or the NYSE.

Effective Date

This Policy shall be effective as of the date it is adopted by the Committee (the “Effective Date”) and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after that date (including Incentive-Based Compensation granted pursuant to arrangements existing prior to the Effective Date).

Amendment; Termination

The Committee may amend or terminate this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect any applicable regulations adopted by the SEC and to comply with any rules or standards adopted by the NYSE.

Other Recoupment Rights

The Board of Directors intends that this Policy will be applied to the fullest extent of the law. The Committee may require that any employment agreement or service, cash-based bonus plan or program, equity award agreement or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy.

Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

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